INTEGRATED VALUE CHAINS

OUR INTEGRATED VALUE CHAINS ARE AT THE HEART OF SASOL'S DIFFERENTIATED VALUE PROPOSITION

We are a customer-centric organisation that provides a range of energy and chemical solutions through our proprietary technologies.

Our operating model integrates vertically by sourcing coal and natural gas feedstock from our own mines and gas fields, while also procuring crude oil and other feedstocks, which are then refined into fuels and chemicals. We integrate horizontally by producing specialised chemicals at multiple global locations.

Our integrated value chains underpin our differentiated value proposition.



OPERATING MODEL

SOURCE – Feedstock/utilities

PRODUCE – Leveraging unique technologies

MARKET – Supply customers globally

SOUTHERN AFRICA ENERGY AND CHEMICALS

INTEGRATED SOUTHERN AFRICA VALUE CHAIN

Electricity from South African state-owned enterprise Eskom • Renewable energy through Power Purchase Agreements • Self-generation of power

Coal	Natural gas	Crude oil
COAL-TO-LIQUIDS	**GAS-TO-LIQUIDS**	**REFINING**
SOUTH AFRICA: Secunda	SOUTH AFRICA (Gas processed): Secunda, Sasolburg	SOUTH AFRICA: Sasolburg, National Petroleum Refiners of South Africa (NATREF)
CHEMICAL PROCESSES	MOZAMBIQUE (Gas sourced): Maputo, Matola, Ressano Garcia, Chokwe, Temane, Pande, Inhassoro	
SOUTH AFRICA: Secunda, Sasolburg	QATAR (Gas sourced and processed): Ras Laffan	
	CHEMICAL PROCESSES	
	SOUTH AFRICA: Secunda, Sasolburg	



- Liquid fuels
- Jet fuel
- Natural gas
- Methane-rich gas
- Broad range of chemicals
- Electricity

INTERNATIONAL CHEMICALS

VALUE CHAINS WITH TAILORED APPROACH FOR EACH BUSINESS DIVISION

Electricity from local grid • Renewable energy through Power Purchase Agreements • Self-generation of power

Ethane, kerosene and aluminium	Ethylene, kerosene and aluminium
CHEMICALS PROCESSES	
UNITED STATES: Lake Charles, Louisiana; Greens Bayou (Houston) Texas; Winnie, Texas; Tucson, Arizona	GERMANY: Brunsbüttel, Marl
	ITALY: Terranova, Augusta, Sicily, Sarroch, Sardinia
	CHINA: Nanjing
	SLOVAKIA: Nováky



- Base Chemicals
- Care Chemicals*
- Technical Formulations*
- Advanced Materials*

*In Annual Financial Statements these are categorised as Differentiated Chemicals.